EXPENSE LIMITATION AGREEMENT

EXPENSE LIMITATION AGREEMENT made as of the 19th day of MARCH, 2008, by and between The Lou Holland Trust, a Delaware business trust (the "Trust"), on behalf of its sole series, the Growth Fund (the "Fund"), and Holland Capital Management LLC, a Delaware limited liability company (the "Investment Manager").

W I T N E S S E T H

WHEREAS, the Trust, on behalf of the Fund, and the Investment Manager have entered into an Investment Management and Administration Agreement, dated March 27, 1996, (the "Management Agreement") pursuant to which the Investment Manager will render investment management and administration services to the Fund for compensation based on the value of the average daily net assets of the Fund; and

WHEREAS, the Trust and the Investment Manager have determined that it is appropriate and in the best interests of the Fund and its shareholders to maintain Fund expenses at a level below that to which the Fund would normally be subject during the first year of its operation.

NOW THEREFORE, the parties hereto agree as follows:

1.	EXPENSE LIMIT.

1.1. LIMITATION. To the extent that the aggregate expense of every character incurred by the Fund during the first year of its operation, including but not limited to investment management and administration fees of the Investment Manager (but excluding interest, taxes, brokerage commissions, and other expenditures which are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of the Fund's business) ("Fund Operating Expenses"), exceeds the "Expense Limit," which is the lower of (i) the lowest applicable limit actually enforced by any state in which the Fund's shares are qualified for sale or (ii) 1.35% of the average daily net assets of the Fund, such excess amount ("Excess Amount") shall be the liability of the Investment Manager.

1.2. METHOD OF COMPUTATION. To determine the Investment Manager's liability for the Excess Amount, the Fund Operating Expenses shall be annualized monthly as of the last day of the month. If the annualized Fund Operating Expenses for any month exceed 1/12th of the Expense Limit, the Investment Manager shall first waive or reduce its investment management and administration fee for such month, as appropriate, to the extent necessary to pay such Excess Amount. In the event the Excess Amount exceeds the amount of the investment management and administration fee for such month, the Investment Manager, in addition to waiving its entire investment management and administration fee for such month, shall also remit to the Fund the difference between the Excess Amount and the amount due as the investment management and administration fee.

2.         TERMINATION OF AGREEMENT. This Agreement shall continue in effect for a period of one year from the date of execution and may be terminated thereafter by either party hereto, without payment of any penalty, upon 90 days' prior notice in writing to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of the Board of Trustees of the Trust.

3. MISCELLANEOUS.

3.1. NOTICES. Any notice under this Agreement shall be given in writing, addressed and delivered, or mailed postpaid, (a) if to the Investment Manager, to Holland Capital Management LLC, One North Wacker Drive, Suite 700, Chicago, Illinois 60606, and (b) if to the Trust, at the foregoing office of the Investment Manager.

3.2. CAPTIONS. The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.3. INTERPRETATION. Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust.

3.4. DEFINITIONS. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment management and administration fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Management Agreement, shall have the same meaning as and be resolved by reference to such Agreement.

3.5. GOVERNING LAW. Except insofar as the 1940 Act or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with the laws of the State of Illinois.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of the day and year first above written.

ATTEST:	THE LOU HOLLAND TRUST

ON BEHALF OF THE GROWTH FUND

/s/ Laura J. Janus

By: /s/ Monica L. Walker
Name: Monica L. Walker
Title: President

ATTEST:	HOLLAND CAPITAL MANAGEMENT LLC

/s/ Laura J. Janus	By: /s/ Monica L. Walker

Name: Monica L. Walker

Title: President